Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Hess Midstream LP for the registration of Class A and preferred shares representing limited partner interests and to the incorporation by reference therein of our report dated February 27, 2023 with respect to the consolidated financial statements of Hess Midstream LP and the effectiveness of internal control over financial reporting of Hess Midstream LP for the year ended December 31, 2022, included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

February 27, 2023